UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 November 2023
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH agrees $2.1bn acquisition in Texas

Press Release
CRH agrees $2.1bn acquisition of materials assets in Texas

CRH plc, the leading provider of building materials solutions, is pleased to announce that it has reached an agreement to acquire an attractive portfolio of cement and readymixed concrete assets in Texas, USA (the "Assets") from Martin Marietta Materials, Inc. for a total consideration of $2.1 billion. The combined portfolio of assets is expected to generate pro-forma 2023 EBITDA of approximately $170 million.

The Assets comprise a 2.1mt capacity cement plant located between San Antonio and Austin, a network of terminals along the eastern gulf coast of Texas and a portfolio of 20 readymixed concrete plants with annual shipments of c.1.6m cubic yards serving the Austin and San Antonio markets.

Albert Manifold, Chief Executive of CRH, said: "The acquisition of these high-quality assets further strengthens our market leading position in Texas and increases our exposure to attractive, high-growth markets. Our ability to leverage our cement expertise and technical capabilities will enable us to enhance and optimize our existing footprint in Texas, resulting in significant synergies and self-supply opportunities. This transaction reflects our disciplined approach to capital allocation as well as our commitment to deliver further growth and value creation for our shareholders. We also believe there is significant potential to unlock additional growth opportunities across an expanded footprint in this attractive growth market".

The proposed transaction is subject to regulatory approval and is expected to complete in H1 2024.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Jim Mintern	Chief Financial Officer
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH
CRH (NYSE: CRH, LSE: CRH) is the leading provider of building materials solutions that build, connect and improve our world. Employing c.75,800 people at c.3,160 operating locations in 29 countries, CRH has market leadership positions in both North America and Europe. As the essential partner for road and critical utility infrastructure, commercial building projects and outdoor living solutions, CRH's unique offering of materials, products and value-added services helps to deliver a more resilient and sustainable built environment. The company is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. A Fortune 500 company, CRH's shares are listed on the NYSE and LSE.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

Forward-Looking Statements

This document contains statements that are, or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "believe", "continues", "is expected to", or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

This document contains statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH, including but not limited to statements regarding expectations for the anticipated proforma EBITDA of combined assets; plans and expectations for CRH's operations and market position in Texas; and plans and expectations related to the anticipated benefits and timing of the transaction.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond CRH's control or precise estimate.

Such risks, uncertainties and other factors include, but are not limited to, economic and financial conditions, including market turbulence, high interest rates, inflation, price volatility and/or labour and materials shortages in various countries and regions where we operate; the pace of growth in the sectors in which we operate; demand for infrastructure, residential and non-residential construction and our products in our geographic markets; increased competition and its impact on prices; and increases in energy and/or raw materials costs. There are other important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including risks and uncertainties relating to CRH described under "Principal Risks and Uncertainties" in CRH's Report on Form 6-K regarding the results for the six-month period ended 30 June 2023, as filed with the US Securities and Exchange Commission (the "SEC"), as well as "Principal Risks and Uncertainties (Risk Factors)" in the Company's 2022 Annual Report on Form 20-F as filed with the SEC.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Group expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 21 November 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary